Exhibit (a)(1)(F)
Dear [Employee Name]
Congratulations!
You have completed your election decision and your election has been submitted. No further action is required to confirm your decision.
By accepting this offer for any or all of your eligible options, and contingent upon your continued eligibility to receive new options per the terms and conditions defined in the Offer to Exchange and satisfaction or waiver of the other terms and conditions in the Offer to Exchange, you will be granted replacement options promptly following the expiration of the Option Exchange Program. Information regarding your new grant(s) will be provided by Merrill Lynch.
If you declined the offer for any or all of your eligible options, the terms and conditions of those eligible options will remain the same and the Option Exchange Program will have no effect on those options.
If the exchange offer period is extended, you will be notified of the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date.
If the exchange ratios are adjusted, we will send an email to this email address announcing the change and you will have an opportunity to change or withdraw your election. If no additional election is made, this election will be binding.
To change your election at any time before the expiration of the Option Exchange Program, return to this site www.salliemaeexchange.com

							# of	Exchange
		Grant	Options	Options	Options	Exchange	Replacement	Election
Grant	Grant Date	Price	Outstanding	Vested	Unvested	Ratio	Options	Summary
Grant 1	MM-DD-YYYY	$XX.XX	#	#	#	#.####	#	Yes/No
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